FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 17 February 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Conditional Share Awards

On 15 February 2017 the Company granted conditional awards to the below Executive Directors and Persons Discharging Managerial Responsibilities.  The awards have been granted in accordance with the rules of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (DABP) which was approved by shareholders on 20 May 2009.

Participants are required to defer 25% of any bonus earned into Ordinary Shares or ADSs and may be eligible to choose to invest up to an additional 25% (i.e. up to a maximum of 50%) (Deferred Bonus Award).

The Company will match the Deferred Bonus Award up to one-for-one depending on the achievement of performance targets (Matching Award). Details of the performance measures will be confirmed later in the year following shareholder approval of the Remuneration Policy at the AGM on 4 May 2017.

The performance period for the awards is the three financial years from 1 January 2017 to 31 December 2019.

The awards of deferred and matching shares have been granted as conditional awards over ADSs for US pre-tax participants and as nil-cost options over Ordinary Shares for all other participants.

The vesting date for these conditional awards will be the later of the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance measures have been achieved, the third anniversary of the Award Date or such other later date as determined by the Remuneration Committee.

The amounts shown below are the maximum amounts payable (exclusive of dividend reinvestment during the performance period).  The actual pay-out will be determined by performance over the period. Progress against targets will be reported in the Company's Annual Report yearly.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Sir Andrew Witty
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   As Sir Andrew is retiring from the Company on 31 March 2017 he is not eligible for a matching award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	34,353

d)	Aggregated information	n/a(single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	CEO Designate
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	31,945
		£15.770	31,945

d)	Aggregated information
	Aggregated volume Price	63,890 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	16,633
		£15.770	16,633

d)	Aggregated information
	Aggregated volume Price	33,266 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Debruyne
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	27,957
		£15.770	27,957

d)	Aggregated information
	Aggregated volume Price	55,914 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	29,022
		£15.770	29,022

d)	Aggregated information
	Aggregated volume Price	58,044 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	10,513
		£15.770	10,513

d)	Aggregated information
	Aggregated volume Price	21,026 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S A Hussain
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	29,059
		£15.770	29,059

d)	Aggregated information
	Aggregated volume Price	58,118 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, Consumer Healthcare
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of ADSs (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of ADSs (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.110	6,128
		$40.110	6,128

d)	Aggregated information	n/a (single transaction)
	Aggregated volume Price	12,256 $40.110
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	13,231
		£15.770	13,231

d)	Aggregated information
	Aggregated volume Price	26,462 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr M M Slaoui
b)	Position/status	Chairman, Global Vaccines
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of ADSs (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   As Dr Slaoui is retiring from the Company on 30 June 2017 he is not eligible for a matching award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.110	10,760

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	19,916
		£15.770	19,916

d)	Aggregated information
	Aggregated volume Price	39,832 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P C Thomson
b)	Position/status	SVP, Communications & Government Affairs
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	6,269
		£15.770	6,269

d)	Aggregated information
	Aggregated volume Price	12,538 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D E Troy
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of ADSs (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of ADSs (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.110	13,005
		$40.110	13,005

d)	Aggregated information	n/a (single transaction)
	Aggregated volume Price	26,010 $40.110
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr P J T Vallance
b)	Position/status	President, R&D
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
1)   Deferred Bonus Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)   Matching Award conditional award of Ordinary Shares (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.770	21,632
		£15.770	21,632

d)	Aggregated information
	Aggregated volume Price	43,264 £15.770
e)	Date of the transaction	2017-02-15
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 17, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc